UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50

55129 Mainz

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Change in the Registrant’s Certifying Accountant

On January 17, 2023, the audit committee of the board of directors of Mainz Biomed N.V. (the “Company”) approved the dismissal of BF Borgers CPA P.C. (“BF Borgers”) and the engagement of Reliant CPA PC (“Reliant”) to serve as the independent registered public accounting firm of the Company for (i) an audit of the Company’s financial statements for the fiscal year ended December 31, 2021, (ii) an audit of the Company’s financial statements for the fiscal year ended December 31, 2022 and subsequent financial years, (iii) a review of the Company’s semi-annual and/or quarterly financial statements for future periods and (iv) other audit functions as are required by the Company.

BF Borgers audited the Company’s consolidated statements of financial position as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended and related notes, and its report on such financial statements did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2021 and December 31, 2020 and in the subsequent interim period through January 17, 2023, neither the Company nor anyone on its behalf consulted Reliant regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that Reliant concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as these terms are defined or described in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K, respectively).

In addition, during the Company’s two most recent fiscal years and in the subsequent interim period through January 17, 2023, there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

The Company provided BF Borgers with a copy of the above disclosure and requested that BF Borgers furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission with respect to the statements made in this Form 6-K regarding BF Borgers. A copy of that letter is filed as Exhibit 16.1 to this Current Report on Form 6-K.

This current report on Form 6-K and the Exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-269091).

Exhibits

Exhibit No.	Exhibit

16.1	Letter of BF Borgers CPA P.C., dated January 20, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 20, 2023	By:	/s/ William J. Caragol
William J. Caragol
Chief Financial Officer

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